UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MGT Capital Investments Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

55302P103
(CUSIP Number)

December 28, 2011
(Date of Event Which Requires Filing of this Statement)

Mr. Robert Ladd
Laddcap Value Advisors LLC

335 Madison Avenue Suite 1100
New York, New York 10017
Telephone: (212) 652-3214

with a copy to:

Gersten Savage LLP
600 Lexington Ave.
New York, NY 10022
Telephone: (212) 752-9700
Attn: Jay Kaplowitz, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 55302P103		Page of 2 of 11
1

1	NAME OF REPORTING PERSONS Laddcap Value Partners III LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,727,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,727,746
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,727,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.49%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 55302P103		Page of 3 of 11

1	NAME OF REPORTING PERSONS Laddcap Value Partners LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 55302P103		Page of 4 of 11

1	NAME OF REPORTING PERSONS Laddcap Value Associates LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 55302P103		Page of 5 of 11

1	NAME OF REPORTING PERSONS Laddcap Value Advisors LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D
CUSIP No. 55302P103		Page of 6 of 11

1	NAME OF REPORTING PERSONS Robert Ladd S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,000
	8	SHARED VOTING POWER 20,727,746
	9	SOLE DISPOSITIVE POWER 750,000
	10	SHARED DISPOSITIVE POWER 20,727,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,477,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.56%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This Amendment No. 3 to Schedule 13D is filed with respect to shares of common stock, par value $0.001 per share (the "Common Shares") of MGT Capital Investments Inc., a Delaware corporation (the "Issuer") and amends and restates the Schedule 13D originally filed on December 20, 2010.  The principal executive office and mailing address of the Issuer is 500 Mamaroneck Avenue, Suite 204, Harrison, NY 10528.

Item 2.  Identity and Background

(a)	Name of Person Filing:

This statement is being filed by (i) Laddcap Value Partners III LLC ("Laddcap") with respect to Common Shares beneficially owned by it (ii) Laddcap Value Partners LP ("Laddcap LP"); (iii) Laddcap Value Advisors LLC ("LVA"); (iv) Laddcap Value Associates LLC ("LV"); and (v) Robert Ladd ("Mr. Ladd") with respect to Common Shares beneficially owned by Laddcap and himself.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than with respect to 750,000 Common Shares owned directly by him).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Laddcap, Laddcap LP, LVA, LV and Mr. Ladd is: c/o Laddcap Value Advisors LLC, 335 Madison Avenue Suite 1100, New York, NY 10017.

(c)	Principal Occupation, Employment or Business:

Robert Ladd is the Interim Chief Executive Officer and a Director of the Issuer.  Mr. Ladd serves as the managing member of Laddcap.  Mr. Ladd also serves as the managing member of LVA, which is the investment advisor of Laddcap LP.  Mr. Ladd also serves as the managing member of LV which is the general partner of Laddcap LP. Laddcap is principally engaged in making investments.

(d)	Convictions or Civil Proceedings:

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers, directors, general partner or managing member of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship:

Each of Laddcap, LVA and LV is a Delaware limited liability company. Laddcap LP is a Delaware limited partnership. Mr. Ladd is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Common Shares described in Item 5 of this Schedule 13D/A that may be deemed to be beneficially owned by Laddcap came from the working capital of Laddcap.  All of the funds used in making the purchases of the Common Shares described in Item 5 of this Schedule 13D/A that may be deemed to be beneficially owned directly by Mr. Ladd came from his personal funds.

Item 4.  Purpose of the Transaction.

On December 30, 2011 Laddcap exercised its right to participate in the Issuer’s direct rights offering as described in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on November 22, 2011 (the “Rights Offering”), by acquiring 17,689,648 Common Shares. 5,000,000 of such Common Shares were acquired by Robert Traversa from Laddcap for consideration of $125,000 immediately prior to issuance on December 30, 2011.

From December 28, 2011 through December 30, 2011 Mr. Ladd acquired 250,000 Common Shares and Laddcap acquired 54,086 Common Shares on the open market.

On February 9, 2011, all 7,984,012 Common Shares held by Laddcap LP were transferred to Laddcap.

The Reporting Persons have acquired the Common Shares for investment purposes.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth herein, would relate to or would result in items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of the Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

The percentages used herein are calculated based upon a total issued and outstanding number of Common Shares of 70,291,062, reflecting 31,640,472 Common Shares issued and outstanding as of November 15, 2011 as reported on the Issuer's Prospectus, as filed on November 22, 2011 with United States Securities and Exchange Commission (the "SEC"), minus 500,000 Common Shares rescinded on or about December 27, 2011 and together with 31,240,472 Common Shares that were issued in connection with the Rights Offering.

(a)
Pursuant to Rule 13d-3 ("Rule 13d-3") of the Exchange Act of 1934, as amended, Mr. Ladd is the beneficial owner of 21,477,746 Common Shares as of the date hereof (representing approximately 30.56% of the outstanding Common Shares), that includes 20,727,746  Common Shares owned of record by Laddcap and 750,000 Common Shares owned of record by Mr. Ladd.  Mr. Ladd disclaims beneficial ownership of the securities covered by this statement (other than the 750,000 owned by him directly).

(b)
Mr. Ladd has the power to vote and direct the disposition of all Common Shares held by Laddcap by virtue of his role as managing member of Laddcap.

Laddcap has the sole power to vote and direct the disposition of all Common Shares held by it. Mr. Ladd has the sole power to vote and direct the disposition of the 750,000 Common Shares held by him.

(c)	Except for the transactions described in Item 4 hereof, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days.
(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, arrangements understandings and relationships with respect to securities of the Issuer

Other than the information disclosed herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.       Material to be Filed as Exhibits

Exhibit 1	Schedule 13D Joint Filing Agreement dated as of January 10, 2012 among each Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2012

LADDCAP VALUE PARTNERS III LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE PARTNERS LP

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ASSOCIATES LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

LADDCAP VALUE ADVISORS LLC

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Authorized Person

/s/ Robert Ladd
Robert Ladd